EXHIBIT 99.1

Press Release dated July 14, 2005 announcing the decisions from the Extraordinary General Assembly of Shareholders held on the same day.

TIM Hellas Telecommunications SA

TIM HELLAS EXTRAORDINARY GENERAL ASSEMBLY DECISIONS

ATHENS, July 14, 2005 — TIM Hellas Telecommunications S.A. (NASDAQ: TIMHY; Amsterdam: TIMHY) announced that the Extraordinary General Assembly of the company’s shareholders held today approved all the items of the agenda.

Regarding item one, the “Approval of the Election of the New Members of the Board of Directors”, the assembly approved the appointment of five new Members of the Board of Directors of the Company, by virtue of the respective Board of Directors resolutions dated June 15, 2005; Namely, Mr. Philippe Costeletos, Mr. Giancarlo Aliberti, Mr. Matthias Calice, Mr. Salim Nathoo and Mrs. Katerina Karatza effectively replaced the members of the Board of Directors that resigned last month.

Regarding item two, the “Election of a New Board of Directors,” the assembly approved the election of a new Board of Directors which will serve a three-year term commencing on July 14, 2005, in accordance with Article 11 of the Company’s Articles of Association.

Following this resolution, TIM Hellas’ Board of Directors was incorporated into a body and is composed of the following members:

•	Stylianos Argyros, Chairman of the Board of Directors

•	Socrates Kominakis, Managing Director and CEO

•	Giancarlo Aliberti, Member

•	Matthias Calice, Member

•	Philippe Costeletos, Member

•	Michael Grabiner, Member

•	Vincenzo Morelli, Member

•	Salim Nathoo, Member

Finally, on item three of the agenda, the “Approval of the Agreement of a Member of the Board of Directors,” the Assembly approved the entering into a new employment agreement by the Company with its Managing Director and Chief Executive Officer, Mr. Socrates Kominakis, in accordance with the provisions of Article 23a of Codified Law 2190/1920, which requires the pre-approval by the General Assembly of Shareholders of any agreement between the Company and its Board of Directors members.

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Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585
ir@tim.com.gr
www.tim.com.gr/en/ir.cfm

Trademark licensed by TIM Italia S.p.A., Name licensed by TIM Italia S.p.A..
TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its brand stands for innovative products and services. The company’s stock is publicly traded on the Nasdaq and Amsterdam exchanges.